UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]          Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	Escobal Guatemala Project - NI 43-101 Preliminary Economic Assessment, dated May 7, 2012
99.2	Consent of Qualified Person, Conrad E. Huss, PE, of M3 Engineering & Technology Corporation, dated May 7, 2012
99.3	Consent of Qualified Person, Daniel Roth, PE, of M3 Engineering & Technology Corporation, dated May 7, 2012
99.4	Consent of Qualified Person, Paul Tietz, C.P.G., of Mine Development Associates, Inc., dated May 7, 2012
99.5	Consent of Qualified Person, Thomas L. Drielick, PE, of M3 Engineering & Technology Corporation, dated May 7, 2012
99.6	News Release, “Tahoe Resources Announces Updated NI 43-101 Resource”, dated May 7, 2012
99.7	Material Change Report dated May 7, 2012

Cautionary Note to United States Investors Concerning Estimates of Indicated and Inferred Resource Estimates:

The accompanying news release and Preliminary Economic Assessment have been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included or referred to in the accompanying news release and Preliminary Economic Assessment have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed in the accompanying news release and Preliminary Economic Assessment may not be comparable to similar information disclosed by U.S. companies.

There are no mineral reserves reported for the Escobal project. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards from NI 43-101 in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

In addition, the accompanying news release and Preliminary Economic Assessment use the terms “indicated resources” and “inferred resources” in compliance with the reporting standards applicable in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: May 7, 2012

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel